EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State of Organization or Incorporation
Digitas International Inc.	Delaware Corporation
Digitas Netherlands Holding Inc.	Delaware Corporation
BSH Holding LLC	Delaware Limited Liability Company
Digitas LLC	Delaware Limited Liability Company
Bronner Slosberg Humphrey Inc.	Massachusetts Corporation
Sansome Inc.	Massachusetts Corporation
Digitas (Europe) Inc.	Massachusetts Corporation
Digitas Asia Ltd	Hong Kong Limited Company
Digitas Cayman Island	Cayman Island Limited
Digitas Europe (Belgium) S.A.	Belgian S.A.
Digitas Europe (France) S.A.S.	French S.A.S.
Digitas Europe (Ireland) Limited	Irish Limited
Digitas Mexico, S. de R.L. de C.V.	Mexico S. de R.L. de C.V.